SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Sapiens Forms Partnership with CGI Providing Carriers a Complete Insurance Administration Suite with CGI’s Ratabase® Rating Solution

New alliance strengthens Sapiens’ rating offering with more sophisticated tools

Cary, N.C. – April 1, 2008 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Emblaze/Formula Group (LSE: BLZ.L) (NASDAQ: FORTY and TASE: FORT) and CGI Group Inc. (TSX:GIB.A; NYSE:GIB) today announced a strategic partnership between CGI and Sapiens Americas Corporation to offer the option to integrate CGI’s Ratabase engine into Sapiens INSIGHT™ for Property & Casualty, a fully web-based insurance administration suite that provides policy, billing, claims and reinsurance management.

Ratabase, CGI’s rate and rule management tool suite, an industry leading insurance rating solution, empowering business professionals to build, design, and deploy insurance products in the fastest possible time and manner.  Over 100 insurance organizations worldwide use Ratabase to create different and unique product plans. It can be deployed on a variety of platforms, facilitating integration into virtually any system with broad processing requirements and distributed architectures, while ensuring consistent results across platforms.

“Ratabase is a powerful and flexible software tool backed by CGI’s 25 years of experience working with carriers’ insurance rating logic.  CGI’s Ratabase allows business users to update rating logic directly without complex programming, allowing companies to respond quickly to market needs, “commented David Squibb Vice President, CGI. “Ratabase complements the Sapiens INSIGHT™ suite by externalizing the carriers' rating logic outside of the Sapiens INSIGHT™ suite allowing it to be leveraged across other applications in the carriers’ enterprise. Together, we will be able to help carriers improve efficiency at the workplace by centralizing rating as a core asset of the organization rather than as a function of the various applications. We are already seeing benefits from this partnership even at its early stage with the first two carrier implementations.”

Sapiens INSIGHT™ provides policy, billing, claims and reinsurance management and can be used modularly or as an integrated suite. It gives insurers a competitive edge and the tools they need to respond quickly to business challenges including speed to market, increasing customer demands, globalization and regulatory change. Sapiens INSIGHT™ is supported by experienced insurance domain experts who help provide solutions to those business challenges.

“We are very happy to partner with a market-leading company like CGI, where both companies strive to deliver the highest quality solutions to best meet client needs,” expressed Roni Al Dor, CEO & President of Sapiens. “It is an important step in Sapiens’ on-going strategy to partner with companies in the industry that can add value to customers by developing integrated solutions, cutting development time and reducing overall cost.  Our services-orientated architecture easily allows us to offer best-of-breed solutions such as Ratabase.”

FOR ADDITIONAL INFORMATION:

Michael Vaccarello

Kimberly Tambo

Vice President

Director Marketing

Sapiens Americas

CGI

919-405-1507

978-946-3203

usa@sapiens.com

kimberly.tambo@cgi.com

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.7 billion and at December 31st, 2007, CGI's order backlog was $12.04 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Emblaze/Formula Group (LSE: BLZ.L) (Nasdaq: FORTY and TASE: FORT), which is a member of the Emblaze Group is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others.

For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of each company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in each company's SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  April 30, 2008

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary